

November 10, 2021

Ravi Tulsyan
Chief Financial Officer
XPO Logistics, Inc.
Five American Lane
Greenwich, CT 06831

      Re: XPO Logistics, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2020
           Filed February 12, 2021
           File No. 001-32172

Dear Mr. Tulsyan:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation